5805 Sepulveda Blvd, Suite 801 • Sherman Oaks, CA • 91411 • 424.273.8675

February 16, 2024

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Avenir Wellness Solutions, Inc.
Form 10-K for the Year Ended December 31, 2022 Form 10-Q for the Period Ended September 30, 2023

Dear Ladies and Gentlemen:

We are in receipt of your comment letter dated November 17, 2023 relating to the above noted filings of Avenir Wellness Solutions, Inc. (the “Company”). Our responses follow each of the corresponding comments below and may reference the Company’s distribution services agreement with Advanced Legacy Technologies LLC (“ALT”) which is attached as Exhibit 1 hereto:

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Management Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page 31

1. Revise your Results of Operations section to quantify each of the significant factors cited as the reasons for the changes in line items between periods, including but not limited to the following:

•	You disclose the revenue “…decrease was offset in part by an increase in unit sales in our wholesale channel of distribution related to sales of our Seratopical Revolution products.” Quantify the increase in unit sales in the disclosures.
•	Revise to reconcile your disclosure on page 31 about the decrease in revenue with your disclosure on page 29 that your revenue in the third quarter surged 32.1% year-over-year and 58.9% sequentially from the second quarter of 2022 to $1.8 million.
•	In addition to the factors cited here, revise your discussions of Cost of Goods Sold to discuss the increase in your inventory obsolescence reserve, and identify the reasons the reserve has increased to such a significant portion of your inventory (over 71%).
•	Revise the discussions of your other line items accordingly as well.

Company Response:

Revised MD&A explanations related to Revenue and Cost of Goods Sold are as follows:

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Revenue

Revenue for the year ended December 31, 2022 was $4.9 million as compared to $6.1 million for the year ended December 31, 2021. The decrease in revenue was mainly due to: (i) financial constraints which limited our ability to market and promote Sera Labs products resulting in a decrease in unit sales in our DTC channel of distribution when compared to the previous year; and (ii) the discontinuation of the sale of personal protective equipment (PPE) in the second quarter of 2021 ($363 thousand). However, this decrease was offset in part by an increase in unit sales of our Seratopical Revolution products in our wholesale channel of distribution to one of the largest retail chains in the United States, whose sales were nil in 2021 and $575 thousand, or 48,000 thousand units, in 2022.

Cost of Goods Sold

Cost of goods sold was $1.6 million for the year ended December 31, 2022 compared to $1.7 million for the year ended December 31, 2021. The decrease of $192 thousand was primarily due to the decrease in DTC and PPE sales in addition to higher gross margin due to lower product costs offset in part by an increase in inventory reserves due to product obsolescence ($362 thousand) during the year ended December 31, 2022 compared to the same period in 2021. The increase in the inventory reserve in 2022 was due to the aging and short shelf-life of inventory which experienced lower sales during the period in which funds were limited for advertising and promotion. Product expiration dates and sales history of the inventory on hand were among the factors considered in the determination of the inventory reserves.

Reconciliation of Revenue Variance Disclosure is as follows:

The following tables were derived from the Company’s prior filings for the periods indicated.

	2021	2022	Year-over-Year Change Increase/(Decrease)
For the three months ended:			$	%
March 31,	$1,261,000	$1,076,000	$(185,000)	(14.7%)
June 30,	$2,068,000	$1,123,000	$(945,000)	(45.7%)
September 30,	$1,350,000	$1,784,000	$434,000	32.1%
December 31,	$1,399,000	$913,000	$(486,000)	(34.7%)
Total	$6,078,000	$4,896,000	$(1,182,000)	(19.4%)

Sequential Revenue Variance for the three months ended September 30, 2022 is as follows:

Revenue for the three months ended June 30, 2022	$1,123,000
Revenue for the three months ended September 30, 2022	$1,784,000
Quarter to quarter variance	$661,000
Revenue variance as a percentage of the three months ended June 30, 2022	58.9%

2. Revise to more clearly identify the circumstances resulting in the genesis of and the impairment of the goodwill and intangibles that were written off to continuing operations during the periods presented. Identify the products to which they relate.

Company Response:

Revised disclosure on the impairment of Goodwill and Intangibles is as follows:

Impairment of Intangibles

Impairment losses on goodwill and intangibles for the year ended December 31, 2022 were $4.7 million and $5.8 million, respectively, as compared to $0 and $0, respectively, for the year ended December 31, 2021. In connection with the Company’s acquisition of Sera Labs in October 2020, the Company engaged a third-party valuation firm to assist in the valuation of the acquired assets and liabilities and the allocation of the purchase price as required by ASC 805 – Business Combinations. Pursuant to the valuation, the Company recorded values for goodwill and other intangible assets. The business of Sera Labs with its wellness and beauty products made up the Company’s Sera Labs segment which currently comprises the Company’s continuing operations. Subsequent to the acquisition of Sera Labs, its forecasts have since not been met and its sales and cash flows have declined resulting in significant negative impacts in the roll forward of financial assumptions used in management’s impairment analysis of these assets and there has been a significant non-temporary decline in the Company’s overall market value which in total necessitated the recording of the charges to income for the resulting impairment pursuant to the Company’s assessments under ASC 350 and ASC 360.

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Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 41

3. We note your disclosures about the resignation letter from the Company’s prior independent auditor and management’s statements of disagreement regarding transactions between Sera Labs and Advanced Legacy Technologies LLC (ALT). With regards to the Company’s statements, “…relevant facts and circumstances of Sera Labs’ use of ALT’s bank account,” and “…Sera Labs used ALT’s bank account in good faith solely to pay vendors on a timely basis…,” please revise the change in auditor section of your Form 10-K as well as the other relevant sections of the filing to address the following:

•	Why Sera Labs would use another entity’s bank account to pay its vendors.
•	What formal, written agreements or contracts are in place between Sera Labs and ALT, and the extent to which those agreements address the use of bank accounts.
•	Is there a formal, written agreement between Sera Labs and ALT for the payment of its vendors and any other financial transactions. Please describe any other financial transactions between these entities in detail if applicable.
•	Quantify the respective ownership of Nancy Duitch in each Avenir Wellness Solutions, Inc. and ALT.
•	How the Company recorded its transaction activity via ALT’s bank account in the Company’s consolidated financial statements.
•	The relevance of the Company’s statement that “…ALT was an inactive company…” in regard to the use of ALT’s bank account to pay its vendor.
•	How would using ALT’s bank account ensure that Sera Labs’ vendors are paid on a timely basis.
•	What would prevent Sera Labs’ vendors from being paid on a timely basis if the vendors were paid from the Company’s own bank accounts.
•	Revise the Liquidity section of your MD&A to discuss the funding needs that necessitated the use of ALT’s bank account as well as to discuss its ongoing use.
•	In what/whose bank accounts were revenues from the sale of certain nutraceutical products sold by Sera Labs received.
•	Are there any other instances where the Company or its subsidiaries used or intends to use another entity’s bank account(s) to pay its financial responsibilities.
•	If so, how was this activity disclosed in the periodic reports filed with the SEC.
•	Revise your Risk Factor section to address these transactions, highlighting the inherent conflicts of interests, internal control issues, and liquidity concerns.

Company Response:

Please see response to Comment 4 below. There are no other instances where the Company used or intends to use another entity’s bank account(s) to pay financial obligations although in the case of the arrangement with ALT such Company obligations were settled with funds otherwise owed to the Company. Additionally, the arrangement with ALT was not to provide funding in any way to the Company. Note that Nancy Duitch beneficially owns 100% of ALT as disclosed on page F-29 and beneficially owns 7.2% of the Company as disclosed on page 62.

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Revised language in Company’s response to predecessor auditor resignation on page 41 is as follows:

The Company disagrees with RBSM’s assertions in its resignation letter based on the relevant facts and circumstances of Sera Labs’ use of ALT’s bank account, including, but not limited to, the fact that such usage was pursuant to a written agreement with ALT, which was otherwise an inactive company, whereby the sales proceeds from Sera Labs products were collected in ALT’s bank account in good faith solely to pay vendors on a timely basis, and that the Company’s Chief Financial Officer was an authorized signer on the account with unfettered access. ALT’s status as an inactive company ensured that only the Company’s activities were flowing through their bank account facilitating the accounting of all of such activity. The arrangement with ALT ensured local control and flexibility within Sera Labs that was required to settle vendor payments on a weekly basis in accordance with direct-to-consumer industry standards, which the Company’s corporate payment processing department was not able to accommodate. Moreover, a report was prepared by an independent subject matter expert introduced to the Company by RBSM that agreed with the Company’s recognition of revenue of its Products as the principal under ASC 606. Furthermore, management disagrees that the aforementioned use of the ALT bank account by Sera Labs should be deemed to be a related party transaction that would otherwise require disclosure; and management does not believe that any communications with the RBSM engagement partner constituted a threat, nor was it intended to be a threat.

4. Tell us in detail and revise this section, as well as your MD&A and footnotes to your financial statements to address the following:

•	Explain the extent to which the cash from ALT's account is reflected on your balance sheet and statement of cash flows as an asset or a liability.
•	How you considered the extent to which having access to ALT's bank account was a financing transaction and how you would determine the amount of the liability from day to day.
•	How you considered the guidance of Staff Accounting Bulletin 5:T as it applies to the transactions which were paid out of ALT's bank account. Specifically address the extent to which such transactions should be considered equity transactions.

Company Response:

The Company’s dealings with ALT were governed by a distribution services agreement (the “ALT Agreement”) executed in April 2022 between the Company and ALT pursuant to which the Company was solely responsible for the payment to third parties (or the reimbursement to ALT for any payments made by ALT on the Company’s behalf) for all costs associated with ALT Agreement. Within the framework of the agreement, the cash from ALT’s account prior to settlement with the Company was reflected as an asset as a receivable from ALT on our balance sheet (specifically, Due from Related Party) and was reflected in the statement of cash flows through the Loss from Continuing Operations to the extent of income and expense related to the products covered by the ALT Agreement and through the Change in Operating Assets and Liabilities (specifically, the Due to Related Party asset).

The Company in its analysis on how the transactions with ALT should be accounted for did consider the extent to which the Company’s having access to ALT's bank account was a financing transaction and how the amount of the transactions would be determined from day to day. ALT was an inactive company so the bank activity related to the Company’s transactions (i.e., sales proceeds and payment of direct costs to third parties) was readily determinable. Further, the ALT bank account was funded by the proceeds from the sale of the Company’s products from which the direct costs were paid to third parties unless otherwise paid by the Company. ALT accounting for the activity using its own set of books managed by the Company’s accounting staff to accurately reflect the activities from which regular reporting was prepared and used for the reporting of same on the books of the Company. Note that sales of the Company’s products in question ceased being made through ALT in 2022.

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The Company did consider the guidance of Staff Accounting Bulletin 5:T as it may apply to the transactions which were paid out of ALT's bank account. The Company determined that SAB 5:T did not apply in this case in part because the transactions paid out of ALT’s bank account on behalf of the Company were paid from the proceeds of sales of the Company’s products. The sales of the products were made direct-to-consumer whereby customers prepay their order so sales proceeds are received prior to the payment of direct costs to third parties (e.g., advertising, product and fulfillment costs, etc.).

Item 9A. Controls and Procedures

Material Weaknesses in Internal Controls Over Financial Reporting, page 43

5. Please revise to describe each event that led management to determine that a material weakness existed in its internal controls over financial reporting. Revise to discuss how the Company considered the commingling of funds in cash accounts owned by third parties as well as the lack of disclosure of related party transactions as part of their evaluation of internal controls and disclosure controls and procedures and efforts to remediate.

Company Response:

Background on Related Party Transactions and use of their bank account

The funds in question are governed by the distribution services agreement entered into between the Company and ALT. Under the agreement, ALT has the obligation to account for all sales proceeds and disbursements related to the Company’s products and to remit the net proceeds, as defined, to the Company. Since ALT was inactive, all bank balances and bank activity of ALT related to the Company’s activities, and the Company maintained the records of all of the activity. Thus, the Company did not consider that the funds were commingled. The accounting of the Company’s transaction through ALT supported the manner in which the Company recorded the related transactions, which reflected amounts due from ALT as related party receivables. The Company did not report the cash in the ALT bank account as its own cash. Since the Company oversaw the accounting of the transactions. While the funds flowed in and out of the bank account owned by a third party, Company employees effected the transactions and also managed the sales process and oversaw the preparation of the regular accounting of all of the activity related to its products. Accordingly, it had timely accurate information as to what it owed or was owed so any such commingling was determined not to be problematic as it relates to internal controls and disclosure controls. As to the assertion that there was a lack of disclosure of related party transactions as part of the Company’s evaluation of internal controls and disclosure controls, the Company respectfully directs the reader to the first item under the heading “Other Related Party Transaction” on page F-29 which discloses the related party transaction with ALT.

Additional language added to Item 9A. Controls and Procedures is as follows:

Material Weakness in Internal Control over Financial Reporting

The finding as ineffective of our internal control over financial reporting was due to i) the inadequate segregation of duties consistent with control objectives, which is indicative of many small companies with a limited number of staff; and ii) the existence of a related party transaction wherein the bank account of an inactive company of which a board member is the beneficial owner was used to collect sales proceeds and pay the vendors to which the sales related. The transactions were not disclosed in the Quarterly Reports on Form 10-Q for the three months ending June 30, 2022 or September 30, 2022.

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Management’s Plan to Remediate the Material Weakness

•

Disclose all related party transactions and work to end use of bank account of related party company. As the Company grows, management will focus on enhancing internal controls and expanding segregation of duties.

Consolidated Balance Sheet, page F-8

6. Revise to separately present all related party transactions on the face of your Balance Sheet, Statement of Operations, and Statement of Cash Flows. As part of your revisions, tell us how you addressed each of the following:

•	Inflow and outflow transactions in the bank account of ALT on behalf of the Company.
•	Revenue directed by or controlled by ALT.
•	Revenue received from or expenses paid to ReLeaf Europe B.V. or Biopharmaceutical Research Company.
•	Other revenue from or expenses paid to shareholders or other companies owned and/or controlled by shareholders, officers, or directors.
•	Other receivables or payables to shareholders or other companies owned or controlled by shareholders, officers, or directors.

Company Response:

Please see response to Comment 4 above and Comment 11 below. Note that there has been no revenue from nor any expenses paid to either ReLeaf Europe B.V. or Biopharmaceutical Research Company as they are both passive investments held by the Company. All other transactions with related parties have been disclosed as required.

In future filings, the Company will separately present all related party transactions on the face of our Balance Sheet, Statement of Operations, and Statement of Cash Flows reflecting the above-noted items as required.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-18

7. Please tell us in detail and revise to explain how you determined the Company is acting as the principal versus the agent in the sale of certain nutraceutical products sold by The Sera Labs, Inc. In your response, explain your facts and circumstances referencing criteria set forth in Principal Versus Agent Consideration at ASC 606-10-55-36 thru 40 and illustrations at ASC 606-10-55-316 thru 334F where applicable.

Company Response:

Sera Labs is engaged in the development, production and sale of the Company’s products and is a trusted leader in the health, wellness, and beauty sectors with innovative products containing cutting-edge technology and superior ingredients. A substantial portion of Sera Labs’ sales are made direct-to-consumer (DTC) via online website orders.

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Sera Labs developed a marketing initiative for a new line of nutraceuticals – Power Keto and Immunity – that it launched in its DTC channel of distribution through its affiliate marketer network (the “Products” or “Project”). The third-party marketers funnel the customers to the product website, which is owned and controlled by Sera Labs. A source for the production and fulfillment of the Products was identified by Sera Labs and was engaged directly by Sera Labs for the Project (RT Fulfillment or “RTF”). RTF would provide the Product on an “on-demand” basis (i.e. RTF produces the product for shipment when customer orders are received and then ships the orders to the customers) eliminating the need for Sera Labs to carry inventory of the Products. An entity is a principal and therefore records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. Control of the Product has been obtained by Sera Labs through its ability to direct RTF to provide the Product to the customer on Sera Labs’ behalf. Payment to RTF by ALT does not negate Sera Labs’ control. RTF retains legal title to the Products until Sera Labs sells the Products to an end customer. Upon Sera Labs sale of the Products to the customer, legal title is transferred only momentarily to Sera Labs and then is immediately transferred from Sera Labs to the customer (i.e., flash title transfer). Sera Labs maintains legal title of the Product as it is shipped to the customer. Upon receipt by the Customer the legal title is transferred from Sera Labs to the Customer. Sera Labs obtains the economic benefits of the Products because it has the unilateral ability to sell the Products to an end consumer despite having legal title to the Products only momentarily before the sale. In addition, RTF does not have the ability to recall the Products or direct it to another customer once it has been shipped to the customer. Sera Labs also controls the Products because it has the ability to direct the use of and obtain substantially all of the remaining benefit from the Products as Sera Labs is able to direct RTF to ship the Products to the customer.

Other indicators that Sera Labs is the principal are the following:

As per ASC 606-10-55-39, indicators relevant to Sera Labs that it controls the specified good before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a. Sera Labs is primarily responsible for fulfilling the promise to provide the specified good or service. This includes responsibility for the acceptability of the specified good (i.e., primary responsibility for the good meeting customer specifications). Since Sera Labs is primarily responsible for fulfilling the promise to provide the specified good, this indicates that the other parties involved in providing the specified good (i.e., ALT and RTF) is acting on Sera Labs’ behalf.

b. The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

c. Sera Labs has sole discretion in establishing the price for the specified good. Establishing the price that the customer pays for the specified good may indicate that the entity has the ability to direct the use of that good and obtain substantially all of the remaining benefits (i.e., the residual profit from the sale of such goods).

8. Please address the following regarding your transactions with ALT:

•	Given your statements regarding the use of ALT’s bank account due in order to pay vendors on a timely basis, tell us how you evaluated whether there was a significant financing component in your revenue recognized through the distribution agreement with and/or through the bank account of ALT such that the practical expedient you describe on page F-18 would not be permitted.
•	Revise your revenue recognition disclosure here as well as in your MD&A to discuss the distribution agreement, how it works, and how you accounted for it.

Company Response:

As mentioned in the Company’s response to Comment 4 above, the products in question were sold exclusively in the direct-to-consumer sales channel where the customer prepays for their order (actually received within 2 to 3 days of ordering) and the sales proceeds are received before payments were made to third party vendors for direct costs associated with the sales. ALT did not have its own funds with which to settle such costs and expenses associated with the sale of the Company’s products so the financing component was not present. Industry practice for direct-to-consumer sales is that third party vendors are paid on a weekly basis which the Company systems could not readily accommodate. Note that sales of the Company’s products in question ceased being made through ALT in 2022.

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Added language in the revenue recognition section on page F-18 is as follows:

On April 1, 2022, the Company entered into a distribution services agreement with Advanced Legacy Technologies, LLC (“ALT”) which is beneficially owned by the chief executive office and a board member of the Company under which ALT will provide auxiliary services in connection with the sale and distribution of certain of our products.  Under Topic 606, the company is a principal in the transaction as we control the product, pricing and promotions offered to the customers, and we are responsible for product returns and customer satisfaction.

Correction of an Error, page F-25

9. We note your statement “During the year ended December 31, 2022 the Company became aware of an error in the calculation of its weighted average common shares outstanding and resultant reported loss per share for the year ended December 31, 2021.” Please tell us and revise to explain the following:

•	How the Company became of aware of the error in the calculation of its weighted average common shares, including the extent to which the Company’s past or current independent auditor was involved in the discovery.
•	Why was this error not explicitly described in Material Weaknesses in Internal Controls Over Financial Reporting under Item 9. Controls and Procedures.
•	How the Company considered the qualitative as well as the quantitative impact of the error. Consider guidance provided by SAB 99 including but not limited to, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
•	Considering the error in the amount of weighted average common shares was approximately 24% higher and net loss per share was approximately 19% lower than what was previously reported, please provide us with your SAB 99 analysis for materiality and explain how you determined this error did not warrant a restatement of previously issued financial statements under ASC 250 as well as requirements of Item 4.02 on Form 8-K.

Company Response:

For background, new executive and finance and accounting management joined the Company in July 2022 and November 2022 following the sale of the pharmaceutical assets and related resignation of all of the corporate executive, operating and finance and accounting (“F&A”) management in July 2022. The new finance and accounting management reviewed prior financial activity as part of its onboarding and procedures when reporting current results of the Company. In connection with preparation of the 2022 financial statements, new F&A management reviewed the computation of the prior year weighted average shares outstanding rather than simply “agreeing to prior filings” in light of an observed significant increase in the weighted average shares outstanding from the 2021. F&A management identified as error in the Excel file used in the 2021 computation which was corrected and resulted in the disclosure of the error in the 2022 Annual Report. F&A then expanded its review to identify if any other prior reporting periods were similarly impacted. The discovery was documented along with the proposed disclosure which was presented to the current independent auditor for their review. The past independent auditor was not involved in the discovery or correction of the identified error.

The error, which the Company considered not to be material enough to warrant the restatement and refiling of the previously issued 2021 Annual Report and quarterly reports in 2022, related to 2021 and was discovered as a result of new review procedures put in place by the Company during 2022. Accordingly, it was not explicitly described in Material Weaknesses in Internal Controls Over Financial Reporting under Item 9. Controls and Procedures.

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 The materiality determination took into account both quantitative and qualitative considerations as required by the relevant accounting literature. Fundamentally, in the primary presentation of earnings in aggregate dollars, there was no impact on net income. Additionally, the error did not mask a change in earnings, trends or cash flows as the Company has a history of significant losses, nor did it change a loss to income. The error impacted only the secondary presentation of per-share earnings by decreasing the actual loss per share. The misstatement of earnings per share is not material because, in the light of surrounding circumstances, the magnitude of the item is such that management did not believe that the judgment of a reasonable person relying upon our financial reports would have been changed or influenced by the inclusion or correction of the item.  However, the Company made full disclosure of the error that was identified and its impact on previously issued financial statements on page F-25 in our 2022 Annual Report which was filed very shortly after management identified the error.

Note 11. Related Party Transactions, page F-28

10. Please explain the nature of the Distribution Agreement between The Sera Labs and Advanced Legacy Technologies, LLC. Tell us and revise to address the following details related to the agreement:

•	The roles and responsibilities of each party to the agreement.
•	The term of the agreement.
•	How the parties to the agreement are compensated.
•	The extent to which the agreement in force addressed your use of ALT's bank account and funding arrangements.
•	How the agreement can be terminated and the associated monetary cost.
•	If the agreement is still active.
•	More clearly disclose the nature of the “merchant account reserves” that are “due from third-party merchant account processors” as referred to on page F-29, identifying the other parties involved.
•	As this distribution arrangement appears to be a significant agreement to your business, revise to file the agreement as an exhibit or explain how you determined it is not required.

Company Response:

Please see response to Comment 4 above. Additionally, the term of the agreement is month-to-month and can be terminated by either party upon receipt of thirty days prior written notice. Note that sales via ALT ceased in 2022. As disclosed on page F-29, ALT is entitled to five percent of the net proceeds from the sale of the products which amounted to approximately $9 thousand for the year ended December 31, 2022. As to the merchant account reserves, the merchant account processors that process customer credit card payments withhold a portion of the sales proceeds based on the sales volume. Such reserves are then released as sales volume declines. There are currently $1 thousand remaining in merchant account reserves related to the sales with which ALT was involved. With regard to the filing of the ALT agreement as a significant agreement, the determination was initially made that it was not significant based on the compensation that was expected to be earned by ALT and the balances expected to be due to/from the parties during the term. As noted above, the compensation was well below disclosure thresholds. However, the merchant account reserves ultimately exceeded such thresholds.

Revised disclosure in the related party section on page F-28 is as follows:

Other Related Party Transactions

On April 1, 2022, the Company entered into a distribution services agreement with Advanced Legacy Technologies, LLC (“ALT”) which is beneficially owned by the chief executive office and a board member of the Company under which ALT may provide auxiliary services in connection with the marketing and distribution of certain of our products including the receipt of sales proceeds and the disbursement of any third-party vendor payments. Pursuant to the agreement, Sera Labs delegated the performance of substantially all of the related tasks provided under the agreement to itself, leaving the receipt of sales proceeds and the payment of disbursements through ALT. The term of the agreement is month-to-month and can be terminated by either party with thirty days prior written notice or at any time by mutual consent of both parties. Compensation for such services amounts to 5% of the net proceeds received from the sale of the products. Total compensation earned for the year ended December 31, 2022 was approximately $9 thousand. As of December 31, 2022, unpaid net proceeds due to the Company was approximately $167 thousand, including merchant account reserves in the amount of $153 thousand due from third-party merchant account processors. Merchant account reserves are hold-backs by credit card processors to cover potential customer refunds and chargebacks based on sales levels and are released after 90 to 180 days after activity has significantly declined or ceased entirely. Sales activity through ALT began winding down during 2022 and ceased entirely in 2023, and the agreement remains in effect pending final collection of remaining merchant account reserves.

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11. Please tell us and revise to explain how you considered Advanced Legacy Technologies, LLC (“ALT”) to be “inactive” as you disclose in the Changes and Disagreements with Accountants on Accounting and Financial Disclosures section and also be an active party to a distribution agreement with The Sera Labs.

Company Response:

The Company considered ALT to be inactive by virtue of the fact that while it is an existing legal entity, ALT was not then engaged or involved in any business activities and had no employees of its own. Further, it was intended from the outset that employees of Sera Labs would perform the actual tasks required for the administration of the ALT Agreement. However, as a legal entity with existing banking and merchant account relationships, it was deemed to be an acceptable party with which to enter into the distribution services agreement.

Note 21 - Commitments and Contingencies, page F-42

12. Please address the following regarding your disclosure on page F-45 that “On August 11, 2022, the Board agreed to extend the period in which the Clawback Shares may be earned to December 31, 2024.”

•	Revise this section and elsewhere in the filing to clearly identify the extent to which the Sera Labs security holders that are entitled to receive these Clawback Shares are members of management or the board of directors.
•	Consider providing risk factor disclosure about the dilutive effects of extending the earning period to other shareholders and the inherent conflicts of interest involved.

Company Response:

Background Information

Nancy Duitch, chief executive officer of the Company since July 22, 2022, became a director of the Company in October 2020 in connection with the Company’s acquisition of Sera Labs of which Ms. Duitch was the chief executive officer, beneficial owner and security holder and she is entitled to receive any such Clawback Shares that may be earned.

As to the dilutive effects to other shareholders of extending the earning period, they are the same as those prior to the extension of the earning period which have been disclosed in this filing in Note 21 and also in Note 2 – Summary of Significant Accounting Policies, subsection “Net Loss per Common Share” on page F-24. Note that Ms. Duitch recused herself from the vote of the Company’s board of directors approving the extension of the earning period.

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Following is the revised disclosure for the sections indicated:

Revised language in Note 21 – Commitments and Contingencies on page F-45 is as follows:

In October 2020, the Company acquired all of the issued and outstanding stock of Sera Labs in exchange for consideration of, subject to customary adjustments, an aggregate of approximately (i) $1.0 million in cash and (ii) up to 6,909,091 shares of the Company’s common stock. Pursuant to the Sera Labs Merger Agreement, Sera Labs security holders are also entitled to receive up to 5,988,024 shares of the Company’s common stock (the “Clawback Shares”) based on the achievement of certain sales and gross margin milestones. Our chief executive officer who is also a member of the Board is the beneficial owner of the security holders and is therefore entitled to receive the Clawback Shares if earned.  During the original earnout period through the second anniversary of the merger, the Company did not provide the marketing and growth funds to Sera Labs required under the Sera Labs Merger Agreement on which the sales and gross margin milestones were based. On August 11, 2022, after considering the impact on Sera Labs’ ability to achieve the prescribed milestones for the issuance of the Clawback Shares due to the under-funding of Sera Labs, the Board agreed to extend the period in which the Clawback Shares may be earned to December 31, 2024. Our chief executive officer recused herself from the discussion and voting on the resolution approving the extension.

Revised language in Note 2 – Summary of Significant Accounting Policies (Net Loss Per Common Share) on page F-25 is as follows:

In connection with the Sera Labs Merger, Sera Labs security holders are also entitled to receive up to 5,988,024 shares of the Company’s common stock (the “Clawback Shares”) based on the achievement of certain sales and gross margin milestones. Due to the uncertainty of the number of Clawback Shares to be issued, these Clawback Shares were not included in the table above. Our chief executive officer who is also a member of the Board is the beneficial owner of the security holders and is therefore entitled to receive the Clawback Shares if earned.

Note 22. Discontinued Operations, page F-45

13. Please address the following regarding the table calculating the loss incurred from the asset sale at the bottom of page F-45 and how it relates to the tables at page F-46 that show the assets and liabilities held for sale:

•	Revise to disclose and tell us how you define and are calculating the line items titled “net book value of assets sold,” “net book value of liabilities sold,” and “net book value of net assets sold”.
•	Tell us why net book value of assets sold is not calculated from the net assets held for sale minus the net liabilities associated with those assets.

Company Response:

To clarify the relationship between the tables on pages F-45 and F-46, the lower table on page F-45 summarizes the components of the loss on the asset sale which reflects the aggregate carrying value of the net assets sold and the net liabilities sold as of the date of sale of July 22, 2022, and the two tables on page F-46 reflect the carrying value by line item of the components of the net assets and the net liabilities held for sale as of the prior year balance sheet date of December 31, 2021.

The Company determined that the line-item captions of the table on page F-45 are sufficiently descriptive on their face for the reader of the financial statements to understand the information presented in the table and given: (1) the written description of the transaction that is also contained in Note 22 of page F-45; (2) the details in the table of assets and liabilities held for sale as of December 31, 2021 that is also contained in Note 22 on page F-46; and (3) the tabular format which explicitly defines “net book value of net assets sold” as the difference between the “net book value of assets sold” and “net book value of liabilities of sold.” Nonetheless, in future filings, the Company will add disclosure to further clarify the definition of these amounts.

In summary, to clarify, the amounts related to what was sold were as of the date of the asset sale of July 22, 2022 whereas the amounts related to what was held for sale were as of December 31, 2021.

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Form 10-Q for the Period Ended September 30, 2023

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 45

14. Your disclosure here includes a conclusion that your internal controls over financial reporting were not effective but does not provide a conclusion on the effectiveness of your disclosure controls and procedures as is required. Please revise this Form 10-Q as well as your Forms 10-Q for the quarters ended March 31, 2023 and June 30, 2023 to provide a conclusion on whether your disclosure controls and procedures were effective.

Company Response:

Revised disclosure is as follows:

 Disclosure controls and procedures, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, aim to ensure the accurate and timely recording, processing, summarization, and reporting of information required in reports filed under the Exchange Act. Additionally, these controls are intended to facilitate effective communication of such information to management, enabling timely decisions regarding necessary disclosures. It's important to note that while we have implemented and continually refine our disclosure controls and procedures, there are inherent limitations, including the potential for human error and the possibility of controls being circumvented or overridden. Consequently, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Furthermore, in conjunction with our assessment of internal control over financial reporting, our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2023, the end of the period covered by this Quarterly Report.

Based on this assessment, management has concluded that, as of September 30, 2023, our disclosure controls and procedures were effective in ensuring the accurate and timely accumulation, processing, and communication of information required to be disclosed in our reports filed under the Exchange Act.

This conclusion is based on our evaluation using the framework outlined in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), encompassing key components such as the control environment, risk assessment, control activities, information and communication, and monitoring.

Please let us know if you have any further questions or require any additional information or clarification.

Sincerely,

/s/ Joel Bennett

Joel Bennett

Chief Financial Officer

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EXHIBIT 1

DISTRIBUTION SERVICES AGREEMENT

This Distribution Services Agreement (“Agreement”) is entered into as of April 1, 2022 (“Effective Date”) by and between The Sera Labs, Inc. (“TSL” or “Sera Labs”) located at 5805 Sepulveda Blvd., #801, Sherman Oaks California, 91411, and Advanced Legacy Technologies LLC (“ALT”), located at 5805 Sepulveda Blvd., #801, Sherman Oaks, CA 91411.

RECITALS

WHEREAS, services include, but are not limited to, the marketing and distribution of Power Keto and related upsell products (collectively “the Products”) for TSL including but not limited to product procurement and fulfillment, internet advertising and buying, promotion, establishing sales campaigns in ALT’s CRM system, and other online distribution channels providing reporting services and other services agreed upon with the Chief Executive Officer of TSL;

WHEREAS, Sera Labs desires to engage ALT to perform the services identified above in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is mutually acknowledged, the parties agree as follows:

AGREEMENT

SERVICES. ALT will perform the services for Sera Labs as identified above in this Agreement. Additionally, all services performed pursuant to this Agreement shall be performed within the regulatory and substation guidelines, as set forth on Exhibit “A” attached hereto, which may change from time to time based upon new regulatory and compliance rules set by legal and by this reference, made a part hereof. All results and net proceeds of the work and services performed hereunder shall be the sole and exclusive property of Sera Labs.

1. RESPONSIBILITIES OF THE PARTIES. ALT shall be responsible to perform all of the duties and responsibilities in connection with the marketing, salé and distribution of the Products. In its performance under the terms and conditions contained in this Agreement, ALT shall strictly follow the regulatory and substantiation guidelines contained in Exhibit “A” of this Agreement, attached hereto, and by this reference, made a part hereof. Sera Labs will be responsible for payment of all costs related to the marketing and distribution of the Products. Such payments may be made by direct disbursement to third party vendors or by reimbursement to ALT for payments made on behalf of Sera Labs in connection with the marketing and distribution of the Products.

2. MEDIA BUDGET & SPENDING. Digital media budgets will be established by sera Labs and shall be managed by ALT subject to Sera Lab’s oversight and approval. Such approved expenses are the sole and exclusive responsibility of Sera Labs and any such disbursement made by ALT on behalf of Sera Labs will be deductible from any remittances made to Sera Labs by ALT pursuant to this Agreement. Notwithstanding the foregoing, the initial marketing campaign will be on a CPA basis and any campaign changes will be communicate by Sera Labs to ALT for implementation.

3. FEES/EXPENSES. Sera Labs shall pay ALT fees based on parameters shown below:

a.

ALT shall receive a fee in exchange for the services it provides to Sera Labs hereunder in the amount of five percent (5%) of the Net Proceeds from the sales of the Products payable through the deduction of such earned amounts from the quarterly detailed reporting required hereunder. Net Proceeds are defined as all funds received from the sale of Products less the following: actual deductions for sales tax, customer returns, refunds and chargebacks, credit card fees, platform fees, cost of goods sold, marketing including ad buys and affiliate fees and fulfillment costs.

b.

Any additional expenses shall be pre-approved by the Chief Executive Officer of Sera Labs. Notwithstanding, in the event that ALT pays any amounts on behalf of Sera Labs, Sera Labs shall reimburse ALT such actual third-party costs without any additional amounts (so-called “upcharges”) to be charged to Sera Labs.

Any software licenses that are required in the discharge of ALT’s duties pursuant to this Agreement shall be the responsibility of Sera Labs.

4. INVOICE AND PAYMENTS. ALT shall provide a detailed activity report (i.e. profit and loss statement) of the Products sold each calendar quarter (or portion thereof if the Agreement is terminated on a quarterly basis due within ten (10) days of the end of each calendar quarter and shall remit the net proceeds from the sales of the Products net of ALT Fees incurred thereon (as outlined in Section 3 above) within fifteen (15) days of the end of each calendar quarter.

5. DEFAULT. Any breach by either party of their respective duties and responsibilities as set forth in this Agreement shall be considered to be a material default of this Agreement. In the event that either party is in material default of this Agreement, the non-defaulting party shall provide written notice of such material breach and the defaulting party shall have ten (10) days to cure such default. In the event that the breach is not cured within the aforementioned period or the breach is uncurable, then the non-breaching party shall have the right to terminate this Agreement and shall not be responsible for any damages arising from the effective date of the termination, or any changes incurred from the effective date of the termination. Notwithstanding the termination of the Agreement pursuant to this Paragraph shall affect any claims that the non-defaulting party may have pursuant to the terms of this Agreement. In the event that Sera Labs materially defaults on any terms set forth herein, ALT may, among other remedies available, suspend any and all activities until such material breach is remedied.

6. TERM. Provided that Sera Labs engages ALT hereunder, the initial term shall commence on the date of this Agreement and shall continue on a month-to-month basis. Either party shall be permitted to terminate the Agreement with thirty (30) days prior written notice on the last day of any month. This Agreement may be terminated at any time by mutual consent of the parties.

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7. DISCLAIMER. Notwithstanding ALT’s duty and responsibility to render services to the best of its ability, to the fullest extent permissible by law, ALT specifically and expressly disclaims all representations and warranties of any kind, express or implied, related in any way to warranties of performance, results, merchantability, fitness for a particular purpose, title, or noninfringement. The foregoing general disclaimer of warranties and liabilities shall also apply to any links to and content, performance, and results of use of any third-party websites or systems, even if they are not controlled or endorsed by ALT. ALT is solely responsible for selecting the channel(s) of its choice. ALT makes no endorsement, representation, guarantee or warranty as to the integrity or efficacy of any channel.

8. TRADEMARK AND IP OWNERSHIP. ALT shall sell and advertise the Products only under the trademarks regularly applied to the Products by Sera Labs and shall not use any of such trademarks as a part of any corporate name or any trade name. Upon termination of this Agreement, Distributor shall immediately cease all use of such trademarks or trade names except as may be required in connection with the sale of any of Sera Labs products

a.

ALT acknowledges that it has not hereby acquired, and will not acquire by reason of this Agreement or the distributorship created hereunder, any rights in or to any trademarks, or trade names registered or unregistered, owned or used by Sera Labs or used by others under authorization from Sera Labs.

b.

ALT agrees to notify Sera Labs promptly of any actual knowledge of any use by others of the trademarks of the Products, which constitutes or could appear to constitute an infringement or passing off of any such trademark in the Territory. However, Sera Labs shall have the sole right to decide whether or not proceedings or other action shall be brought or taken in connection with such use. If any such proceedings or other action are brought or taken, ALT agrees to cooperate fully with Sera Labs in the prosecution thereof (at no cost to ALT). Sera Labs shall assume all of the burden and be entitled to receive all the benefits of any such proceeding or other action.

c.

Sera Labs is the owner or authorized licensee of the trademarks, content and intellectual property used in connection with the sale of the Products, and Sera Labs hereby licenses ALT to use their trademarks in a manner consistent with this Agreement.

9. INDEMNIFICATION. The parties shall indemnify, defend and hold harmless the other, its affiliates, officers, directors, independent contractors, partners, shareholders, employees, agents, successors and assigns from and against any and all third party claims, causes of action, liabilities, obligations, damages, penalties, fines, costs and expenses (including, without limitation reasonable outside attorneys fees) arising out of or related in any way to: (i) a breach by a party of any provision of this Agreement; (ii) the products and/or services advertised, offered or sold by Sera Labs or by ALT on behalf of Sera Labs; (iii) advertisements, copy, images and any other advertising material supplied by Sera Labs; and (iv) actual or alleged violation of applicable law, statute, ordinance or regulation (including, but not limited to claims alleging false advertising and/or deceptive trade practices).

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10. LIMITATION OF LIABILITY. Except with respect to any indemnification obligation provided herein, under no circumstances will either party be liable to the other party for consequential, indirect, special, punitive, exemplary or incidental damages, whether foreseeable or unforeseeable.

11. FORCE MAJEURE. In the event that either party is prevented from performing any of its obligations hereunder (other than payment obligations) due to any cause beyond the reasonable control of the party invoking this provision, then the affected party’s performance shall be extended for the period of delay or inability to perform due to such occurrence. A party whose performance is affected by a force majeure condition shall notify the other party immediately and in writing upon the occurrence of the event.

12. AUTHORIZATION. Both parties acknowledge and affirm that each has the authority to enter into this agreement and that nothing shall impede or conflict with the fulfillment hereof.

13. GOVERNING LAW, JURISDICTION, VENUE AND ATTORNEY FEES. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to or application of conflicts of law principles. Any action brought by either party against the other shall be brought exclusively in the state or federal courts located in California. The prevailing party to any dispute shall be entitled to recover its outside attorney fees and costs from the non-prevailing party.

14. SEVERABILITY. Should any part of this Agreement be declared invalid, illegal or unenforceable by a court of competent jurisdiction, the validity, legality and enforceability of any remaining portions shall not in any way be affected or impaired thereby.

15. ASSIGNMENT. ALT may not assign, transfer or otherwise delegate this Agreement or any of its rights (except the right to receive money) or obligations hereunder without the prior written consent of Sera Labs unless the assignee is a company owned or controlled by ALT or its current owners. Sera Labs shall be permitted to assign, transfer or otherwise delegate this Agreement or any of its rights or obligations hereunder without the written consent of ALT.

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16. SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of permitted successors and assigns.

17. RELATIONSHIP. The relationship between the parties hereto is that of independents contractors, and not an employment relationship, joint venture or partnership.

18. ENTIRE AGREEMENT. This Agreement, together with the Exhibits constitutes the entire agreement and understanding between the parties and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matters set forth.

19. COUNTERPARTS. This Agreement may be executed in multiple copies, each of which shall be deemed an original and all of which shall constitute a single agreement.

20. FURTHER ASSURANCES. Both Sera Labs and ALT, without further consideration, agree to take or cause to be reasonably taken such further actions, to execute, deliver and file or cause to be executed, delivered, and filed such further documents and instruments, and to obtain such consents as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms, and conditions of this Agreement.

21. NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be delivered to the parties at their respective addresses set forth below or at such other address as shall be given in writing.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts as of the date first above written.

The Sera Labs, Inc.

/s/ Nancy Duitch
Name:	Nancy Duitch
Title:	Chief Executive Officer

Advanced Legacy Technologies LLC

/s/ Dennis Duitch
Name:	Dennis Duitch
Title:	Member

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EXHIBIT “A”

The Sera Labs, Inc.

REGULATORY AND SUBSTANTIATION GUIDELINES

•	No surveys

•	No free trials

•	No Co-Reg

•	No Fraud

•	No changing of our labels or packaging

•	No deviation of the provided product images, logo or credentials. The proper product names must be used; therefore, all older pages/links and or photos using older packaging must be changed to incorporate our current marketing strategy.

•	No disease or medical claims - all claims must be approved in advance. For example, claims cannot be made that this product will regulate mood swings, neurotransmitters, a pain free life, cures cancer, Alzheimer’s, Parkinson’s etc.

•	We cannot say the products can replace any prescription drugs without the disclaimer “You must consult with your health care/medical provider before taking or changing any prescribed drugs.”

•	Do not change the return, shipping or privacy policies

•	Pricing cannot be changed by anyone except with the prior permission

•	Only use pre-approved presell pages which have been legally and grammatically vetted.

•	No use of celebrities without their implied consent

•	Grammar and sentence structure must be checked prior to going live

•	All internal and external email creatives must be approved in advance prior to going live